EXHIBIT 2

ASSET PURCHASE AGREEMENT

among

STEPHEN FOSSLER COMPANY, INC.,

STEPHEN FOSSLER SPECIAL MARKETS COMPANY, INC.,

FOSSLER SALE!SIGNS, INC.,

EMBOSSED LABEL PRESS, INC.,

STEPHEN G. FOSSLER,

NEW ENGLAND BUSINESS SERVICE, INC.

and

STEPHEN FOSSLER COMPANY

Dated as of January 6, 2004

DEFINITIONS

Accounting Principles	5
Acquired Assets	1
Affiliate	29
Agreement	1
Allocation Statement	7
Ancillary Agreements	2
Arbitrating Accountant	6
Assigned Contracts	12
Assumed Benefit Plans	3
Assumed Liabilities	3
Assumption Agreement	8
Bill of Sale	8
Business	1
Business Day	29
Business IP	13
CERCLA	16
Claim Notice	23
Closing	7
Closing Date	7
Closing Net Working Capital	5
Closing Payment	4
Closing Statement	5
Code	18
Damages	21
Domain Name Transfer Agreement	8
Eligible Arbitrating Accountants	6
Embossed	1
Encumbrances	11
Environmental Claims	17
Environmental Laws	16
ERISA	14
Escrow Agent	7
Escrow Agreement	7
Escrow Deposit	4
Excluded Assets	2
Excluded Liabilities	4
Extended Representations	20
Financial Statements	11
Fossler Company	1
Fossler Signs	1
Fossler Special Markets	1
GAAP	5
Government Authority	29
Hazardous Substances	17
Indemnified Party	23
Indemnifying Party	23
Intellectual Property	13
Knowledge of Sellers	29
Latest Audited Balance Sheet	10
Latest Audited Financial Statements	10
Latest Balance Sheet	11
Law	10
Leases	8
Material Adverse Effect	9
NEBS	1
Net Working Capital	5
Net Working Capital Adjustment	5
Notice of Disagreement	5
Ordinary Course of Business	29
OSHA	16
Peg Net Working Capital	5
Peg Statement	5
Permitted Encumbrances	11
Person	29
Persona Agreement	8
Proceedings	13
Purchase Price	4
Purchaser	1
Purchaser Indemnified Parties	21
Release	17
Schedule Letter	9
Seller Benefit Plans	15
Seller Compensatory Agreements	15
Seller ERISA Affiliate	15
Seller Indemnified Parties	21
Seller Property	16
Sellers	1
Shareholder	1
Software	13
Tax	18
Tax Return	18
Taxing Authority	18
Trademark Assignment Agreement	8
Trimberger Agreement	8
Unresolved Items	6

ASSET PURCHASE AGREEMENT

        This ASSET PURCHASE AGREEMENT (this “Agreement”) dated as of January 6, 2004, is made by and among STEPHEN FOSSLER COMPANY, INC., an Illinois corporation (“Fossler Company”), STEPHEN FOSSLER SPECIAL MARKETS COMPANY, INC., an Illinois corporation and wholly owned subsidiary of Fossler Company (“Fossler Special Markets”), FOSSLER SALE!SIGNS, INC., an Illinois corporation and wholly owned subsidiary of Fossler Company (“Fossler Signs”), EMBOSSED LABEL PRESS, INC., an Illinois corporation (“Embossed,” and together with Fossler Company, Fossler Special Markets and Fossler Signs, “Sellers”), STEPHEN G. FOSSLER, the sole shareholder of Fossler Company and Embossed (“Shareholder”), NEW ENGLAND BUSINESS SERVICE, INC., a Delaware corporation (“NEBS”), and STEPHEN FOSSLER COMPANY, a Delaware corporation and an indirect, wholly owned subsidiary of NEBS (“Purchaser”).

WITNESSETH:

        WHEREAS, Sellers are engaged in the design, manufacture and distribution to businesses of embossed foil seals, products that specifically recognize an anniversary and store signage and support products for certain industries (the “Business”); and

        WHEREAS, Shareholder and Sellers desire to sell to Purchaser the Acquired Assets, subject to the Assumed Liabilities, and Purchaser desires to purchase from Sellers the Acquired Assets and to assume the Assumed Liabilities, on the terms hereinafter set forth.

        NOW, THEREFORE, in consideration of the premises and the respective representations, warranties, covenants and agreements hereinafter set forth, the parties hereto agree as follows:

ARTICLE I

TRANSFER OF ASSETS AND LIABILITIES

Section 1.1.......Acquired Assets. At the Closing, except as otherwise provided in Section 1.2, each Seller is selling, assigning, transferring, conveying and delivering to Purchaser, and Purchaser is purchasing, acquiring and accepting from each Seller, each Seller’s entire right, title and interest in and to all of its assets, properties, rights, privileges, franchises, operations, goodwill and business (collectively and subject to Section 1.2, the “Acquired Assets”), including each Seller’s entire right, title and interest in and to:

(a)     All of the assets, properties, rights, privileges, franchises, operations, goodwill and business reflected on the Latest Balance Sheet or acquired by any Seller since the date of the Latest Balance Sheet, other than assets, properties, rights, privileges, franchises, operations, goodwill or business items disposed of in the Ordinary Course of Business since the date of the Latest Balance Sheet or such acquisition;

(b)     The Assigned Contracts;

(c)     The Business IP, including the Business IP listed on Schedule 4.12(b) of the Schedule Letter;

(d)     The vehicle listed on Schedule 1.1(d) of the Schedule Letter;

(e)     Originals or copies of all books, records, files and other data necessary to the conduct of the Business or related to any of the Acquired Assets, Assumed Liabilities or employees of any Seller who become employees of Purchaser, including customer lists, supplier lists, sales literature, sales records, and customer credit information;

(f)     All goodwill existing between any Seller and any of its customers, suppliers or agents or others having business relations with it; and

(g)     All raw materials and materials in process of manufacture, manufactured products, goods, wares, merchandise, computer hardware, parts, inventories of every character, stationary and office supplies, furniture and fixtures, machinery, tools, equipment and appliances of every kind and nature, whether in the possession of Sellers, in transit or in the possession of any other Person.

Section 1.2.......Excluded Assets. At the Closing, Sellers are not selling, assigning, transferring, conveying or delivering to Purchaser, and Purchaser is not purchasing, acquiring or accepting from Sellers, any Seller’s right, title or interest in or under the following (collectively, the “Excluded Assets”):

(a)     The parcels of real property commonly known as 439 S. Dartmoor Drive, Crystal Lake, Illinois; 456 S. Dartmoor Drive, Crystal Lake, Illinois; and 200 Virginia Road, Crystal Lake, Illinois;

(b)     The obligation in the principal amount of $315,000 from Shareholder payable to Fossler Company;

(c)     The promissory note in the principal amount of $70,000 from I/D/E/A, Inc. payable to Fossler Company;

(d)     The capital stock of Fossler Special Markets and Fossler Signs;

(e)     This Agreement, including the Purchase Price, or the other agreements and instruments executed and delivered in connection with this Agreement, including the Escrow Agreement, the Assumption Agreement, the Leases, the Persona Agreement, the Bill of Sale, the Trademark Assignment Agreement and the Domain Name Transfer Agreement (collectively, the “Ancillary Agreements”), or the transactions contemplated hereby or thereby;

(f)     Each Seller’s original minute books, stock records, corporate seals, corporate organizational records and records of proceedings, and other corporate records having exclusively to do with such Seller’s corporate organization and capitalization;

(g)     Each Seller’s original accounting ledgers and books;

(h)     Each Seller’s original Tax filings and Tax Returns;

(i)     Each Seller’s original banking and investment records and records relating to other finance matters;

(j)     The Seller Benefit Plans (other than the Blue Cross Blue Shield of Illinois HMO, PPO and FDL (Term/AD&D) insurance plans (the “Assumed Benefit Plans”)), any assets of such plans and any related trust or other funding vehicle and any records relating thereto,;

(k)     Each Seller’s original expense account records of employees;

(l)     A certain Mercedes-Benz automobile (VIN#WDBPJ75J61A011455) used by Shareholder;

(m)     All tangible personal property (i) located at the residences of Shareholder in California and Nevada or (ii) Shareholder property kept in a designated location at Sellers’ facilities listed on Schedule 1.2(m)(ii) of the Schedule Letter;

(n)     Any original records required by Law to be retained by Sellers;

(o)     All of Sellers’ bank accounts and all cash on hand in Sellers’ bank accounts (including cash resulting from the clearance of checks deposited with any Seller prior to the Closing Date, whether or not such clearance occurs before, on or after the Closing Date) as of the close of business on the day immediately preceding the Closing Date;

(p)     Each Seller’s income tax deposits in the aggregate amount reflected on Schedule 1.2(p) of the Schedule Letter;

(q)     Any insurance policy, other than the Assumed Benefit Plans;

(r)     Any employment agreement;

(s)     Those certain oral license agreements relating to the matters covered by the Persona Agreement, which were terminated on or prior to the date hereof; and

(t)     Any records relating exclusively to any of the foregoing.

Section 1.3.......Assumed Liabilities. At the Closing, Purchaser is assuming and becoming responsible for, and after the Closing, Purchaser shall pay, perform and discharge as and when due only the following (collectively, the “Assumed Liabilities”):

(a)     All of the liabilities and obligations of Sellers first becoming due and payable or arising on or after the Closing Date under any Assigned Contract, other than any liability or obligation arising from a breach of any Assigned Contract prior to the Closing; and

(b)     All of the current liabilities of Sellers included in the determination of Closing Net Working Capital (as finally determined pursuant to Section 2.2) to the extent so included, other than the current liabilities of Sellers so included reflected in the item accrued wages, salaries, and payroll taxes (consisting of accrued payroll, bonus, retirement, sales tax, VAT tax, GST and real estate taxes).

Section 1.4.......Excluded Liabilities. Except for the Assumed Liabilities, Purchaser is not assuming or becoming responsible for any liability or obligation of any Seller, and each Seller is retaining and remaining responsible for, and shall pay, perform or discharge as and when due, all of its liabilities or obligations (all liabilities and obligations of Sellers, other than the Assumed Liabilities, being hereinafter collectively referred to as the “Excluded Liabilities”), including:

(a)     Any liability or obligation (including any liability or obligation for Taxes) of any Seller relating to or arising out of operation of the Business prior to the Closing, except Assumed Liabilities;

(b)     Any liability or obligation of any Seller arising under this Agreement or any of the Ancillary Agreements or the transactions contemplated hereby or thereby;

(c)     Any liability or obligation of any Seller constituting indebtedness for borrowed money, including a note payable in the amount of $85,000 from Fossler Company payable to a member of Shareholder’s family;

(d)     Any liability or obligation of any Seller under any employment agreement, including any liability or obligation to John Trimberger based on or arising under his employment agreement dated as of October 1, 1999;

(e)     Any liability or obligation of any Seller to pay any fees or commissions to any broker, investment banking firm, finder or agent with respect to the transactions contemplated by this Agreement;

(f)     any liability or obligation arising from a Release of Hazardous Substances on, at, under, migrating from or migrating to the Acquired Assets or any Seller Property on or before the Closing Date; and

(g)     Any liability or obligation of any Seller Benefit Plan and any liability or obligation of any Seller that is related to any Seller Benefit Plan or Seller Compensatory Agreement.

ARTICLE II

PURCHASE PRICE

Section 2.1.......Purchase Price. The purchase price for the Acquired Assets (the “Purchase Price”) is (a) equal to the sum of (i) $25,250,000 (the “Closing Payment”), (ii) $1,750,000 (the “Escrow Deposit”) and (iii) the Assumed Liabilities and (b) subject to adjustment pursuant to Section 2.2.

Section 2.2.......Net Working Capital Adjustment.

(a)     The Purchase Price will be adjusted dollar for dollar following the Closing Date to the extent that the amount of Sellers’ aggregate Net Working Capital as of close of business on the day immediately preceding the Closing Date (the “Closing Net Working Capital”) is more or less, as the case may be, than $2,758,467 (the “Peg Net Working Capital”) (such adjustment is referred to herein as the “Net Working Capital Adjustment”). Shareholder and Sellers jointly and severally represent and warrant that the Peg Net Working Capital is the average of Sellers’ aggregate Net Working Capital as of the end of each month in the 12 month period ended on October 31, 2003, and was calculated as set forth on the peg statement attached as Exhibit A hereto (the “Peg Statement”). For purposes of this Agreement, “Net Working Capital” as of any date means (i) the aggregate book value as of that date of Sellers’ then current assets of a type reflected in the following items of the Latest Audited Balance Sheet (A) accounts receivable (which includes list rental receivables and credit card receivables), less allowance for doubtful accounts, (B) inventories, (C) prepaid expenses and (D) deferred mailing costs minus (ii) the aggregate book value as of that date of Sellers’ then current liabilities of a type reflected in the following items of the Latest Audited Balance Sheet (A) accounts payable, (B) accrued wages, salaries, and payroll taxes (consisting of accrued payroll, bonus, retirement, sales tax, VAT tax, GST and real estate taxes) and (C) prepaid customer deposits, in each case calculated in accordance with the historical accounting principles of Sellers set forth in Exhibit B and, to the extent not set forth in Exhibit B, in accordance with United States generally accepted accounting principles (“GAAP”; GAAP, as modified by the principles set forth in Exhibit B, is referred to in this Agreements as the “Accounting Principles”), consistently applied.

(b)     Within 45 days after the Closing Date, Purchaser will prepare, or cause to be prepared, and delivered to Shareholder a statement (the “Closing Statement”) setting forth Purchaser’s calculation of the Closing Net Working Capital. The Closing Statement will be prepared on a basis consistent with that used in the preparation of the Peg Statement. All disputes with respect to the Closing Statement will be resolved in accordance with this Section 2.2.

(c)     Shareholder will have 15 days after its receipt of the Closing Statement to review the Closing Statement. The Closing Statement will become final and binding on the parties at 5:00 p.m., Chicago time, on the date 15 days after the delivery thereof, unless Shareholder gives written notice of a disagreement with the Closing Statement (a “Notice of Disagreement”). If a Notice of Disagreement is submitted, such Notice must specify in reasonable detail the elements and amounts of the Closing Statement with which Shareholder disagrees and the basis for its disagreement. If the Notice of Disagreement is delivered in a timely manner, then (i) any amount set forth in the Closing Statement as to which Shareholder does not disagree will be deemed to be accepted and will be final and binding on the parties, and (ii) the disputed matters set forth on the Closing Statement will become final and binding on the earlier of (A) the date that Shareholder and Purchaser resolve in writing all remaining disputed matters specified in the Notice of Disagreement or (B) the date that the Arbitrating Accountant resolves in writing any unresolved dispute pursuant to Section 2.2(e).

(d)     During the ten-day period immediately following delivery of a Notice of Disagreement, the parties will attempt in good faith to resolve disputed items and agree in writing upon the final content of the Closing Statement.

(e)     If Shareholder and Purchaser are unable to resolve any item set forth in the Notice of Disagreement (all such unresolved items being hereinafter referred to as the “Unresolved Items”) within the ten-day period after Purchaser’s receipt of a Notice of Disagreement, Shareholder and Purchaser will (i) mutually select one of the Eligible Arbitrating Accountants or, if unable to mutually select one of the Eligible Arbitrating Accountants, each separately select one of the Eligible Arbitrating Accountants and (ii) mutually engage the Eligible Arbitrating Accountant mutually selected or the Eligible Arbitrating Accountant not separately selected (such Eligible Arbitrating Accountant mutually selected or not separately selected being hereinafter referred to as the “Arbitrating Accountant”) to arbitrate the Unresolved Items in accordance with the Streamlined Arbitration Rules and Procedures of J.A.M.S./Endispute, as modified herein; provided, that if either Shareholder or Purchaser fails to select an Eligible Arbitrating Accountant, the Eligible Arbitrating Account selected by the other party shall be the Arbitrating Accountant. The Arbitrating Accountant will have access to all documents, records, work papers, facilities and personnel necessary to perform its function as arbitrator. The Arbitrating Accountant’s function will be to conform the Closing Statement to the requirements of Section 2.2(b). The Arbitrating Accountant will allow Purchaser and Shareholder to present their respective positions regarding the Unresolved Items. The Arbitrating Accountant may, at its discretion, conduct a conference concerning the Unresolved Items, at which conference each party will have the right to present additional documents, materials and other information and to have present its advisors, counsel and accountants. There will be no other hearings or any oral examinations, testimony, depositions, discovery or other similar proceedings. The Arbitrating Accountant will promptly, and in any event within 30 days after the date of its appointment, render its decision with respect to the Unresolved Items in writing and finalize the Closing Statement. Such written determination will be final and binding upon the parties hereto, and judgment may be entered on the award. The fees and expenses of the Arbitrating Accountant will be allocated between Purchaser and Shareholder by the Arbitrating Accountant so that the amount of such fees and expenses paid by Shareholder bears the same proportion to the total fees and expenses as the aggregate dollar amount of Unresolved Items unsuccessfully disputed by Shareholder (as determined by the Arbitrating Accountant) bears to the aggregate dollar amount of all Unresolved Items, and Purchaser will pay the remainder of such fees and expenses. For purposes of this Agreement, “Eligible Arbitrating Accountants” means McGladry & Pullen LLP, BDO Seidman, LLP and Clifton Gunderson LLP.

(f)     If the Closing Net Working Capital (as finally determined pursuant to this Section 2.2) is (i) greater than the Peg Net Working Capital, Purchaser will pay to Sellers an amount equal to the excess, or (ii) less than the Peg Net Working Capital, Sellers or Shareholder will pay to Purchaser an amount equal to the difference. The Net Working Capital Adjustment will be paid within three Business Days following the final determination of the Closing Statement in accordance with this Section 2.2, together with interest thereon from the Closing Date until the date of payment in full, at the rate of two percent per annum, based upon a year consisting of 365 days.

(g)     In addition to any payments pursuant to Section 2.2(f), Purchaser will pay to Seller an amount equal to the amount of the current liabilities of Sellers reflected in the item accrued wages, salaries, and payroll taxes (consisting of accrued payroll, bonus, retirement, sales tax, VAT tax, GST and real estate taxes) included in the determination of Closing Net Working Capital (as finally determined pursuant to this Section 2.2).

Section 2.3.......Purchase Price Allocation. The parties shall allocate the portion of the Purchase Price attributable to those Acquired Assets identified on Exhibit C in the manner set forth in Exhibit C. As soon as reasonably practicable after the Closing Date, Purchaser shall deliver to Shareholder a proposed statement allocating the Purchase Price among the Acquired Assets as of the Closing Date in accordance with Exhibit C and Section 1060 of the Code and the Treasury Regulations promulgated thereunder and such Allocation Statement shall include the allocation set forth on Exhibit C, and the parties agree to negotiate in good faith to reach agreement regarding such allocation (the “Allocation Statement”). To the extent that the parties are able to agree to an Allocation Statement, each party shall (a) be bound by the Allocation Statement for purposes of determining any Taxes, (b) timely file all forms (including Internal Revenue Service Form 8594) and Tax Returns required to be filed in connection with the allocation, (c) prepare and file, or cause to be prepared and filed, its Tax Returns on a basis consistent with the Allocation Statement, and (iv) take no position inconsistent with the Allocation Statement on any applicable Tax Return, in any proceeding before any Taxing Authority or in any report made for Tax purposes. In the event that the allocation is disputed by any Taxing Authority, the party receiving notice of the dispute shall promptly notify and consult with the other party and keep the other party reasonably apprised of material developments concerning resolution of such dispute.

ARTICLE III

CLOSING

Section 3.1.......Closing. The consummation of the transactions contemplated hereby (the “Closing”) is taking place at the offices of Schiff Hardin & Waite, 6600 Sears Tower, Chicago, Illinois 60606, at 10:00 a.m., Chicago time, January 6, 2004, simultaneously with the delivery of this Agreement executed by the parties (the “Closing Date”).

Section 3.2.......Closing Deliveries.

(a)	By Purchaser. At the Closing, Purchaser is delivering:

(i)	To Sellers, the Closing Payment in cash by wire transfer of immediately available U.S. funds to the accounts set forth on Schedule 3.2(a) of the Schedule Letter;

(ii)	To (A) Shareholder, Sellers and SunTrust Bank, a Georgia banking corporation, as escrow agent (“Escrow Agent”), an escrow agreement (the “Escrow Agreement”) duly executed by Purchaser and (B) the Escrow Agent, the Escrow Deposit in cash by wire transfer of immediately available U.S. funds;

(iii)	To Sellers, an assumption agreement (the “Assumption Agreement”) evidencing the assumption by Purchaser of the Assumed Liabilities duly executed by Purchaser;

(iv)	To Shareholder and Fossler Company respectively, a real property lease between Purchaser and Shareholder and real property leases between Purchaser and Fossler Company (the “Leases”) duly executed by Purchaser;

(v)	To Shareholder, a use of name and persona agreement (the “Persona Agreement”) duly executed by Purchaser;

(vi)	To Sellers, certificates of the secretaries of NEBS and Purchaser certifying, as complete and accurate as of the Closing, attached copies of the certificate of incorporation and bylaws of NEBS and Purchaser and all resolutions of NEBS’ and Purchaser’s Board of Directors approving the execution and delivery of this Agreement and the Ancillary Agreements and consummation of the transactions contemplated hereby and thereby; and

    (vii)        To John Trimberger a non-competition agreement and transition services agreement (the “Trimberger Agreement”) duly executed by Purchaser.

(b)	By Shareholder and Sellers. At the Closing, Shareholder and Sellers are delivering to Purchaser:

(i)	The bill of sale (the “Bill of Sale”), vesting in Purchaser all of Sellers’ right, title to and interest in the Acquired Assets, duly executed by Sellers;

(ii)	The trademark assignment agreement (the “Trademark Assignment Agreement”, vesting in Purchaser ownership of the trademark “Sale!Signs” duly executed by Fossler Signs;

(iii)	The domain name transfer agreement (the “Domain Name Transfer Agreement”), transferring to Purchaser Sellers’ entire right, title and interest in and to the domain names referred to therein duly executed by Sellers;

(iv)	Amendments to the certificates of incorporation of Fossler Company and Fossler Special Markets providing for changes in their respective names to eliminate references to “Fossler,” an amendment to the certificate of incorporation of Fossler Signs providing for a change in its name to eliminate references to “Fossler Sale!Signs” and an amendment to the certificate of incorporation of Embossed providing for a change in its name to eliminate references to “Embossed Label Press,” duly executed by such Sellers in form suitable for filing with the Secretary of State of Illinois;

(v)	The Escrow Agreement duly executed by Shareholder and Sellers;

(vi)	The Leases duly executed by Fossler Company and Shareholder;

(vii)	The Persona Agreement duly executed by Shareholder;

(viii)	The Sellers’ schedule letter containing the schedules to this Agreement (the “Schedule Letter”);

(ix)	The payoff letter from Harris Trust and Savings Bank, including an undertaking to terminate and release all if its Encumbrances on the Acquired Assets;

(x)	Evidence that all Encumbrances (other than Permitted Encumbrances) on the Acquired Assets evidenced by financing statements and such financing statements have been terminated; and

(xi)	A certificate of the secretary of each of Sellers certifying, as complete and accurate as of the Closing, attached copies of the certificate of incorporation and bylaws of each of Sellers, all resolutions of each Seller’s Board of Directors and shareholder approving the execution and delivery of this Agreement and the Ancillary Agreements and consummation of the transactions contemplated hereby and thereby, and, in the case of Fossler Company and Fossler Special Markets, resolutions of their respective board of directors and shareholder approving the changes in their respective names to eliminate references to “Fossler,” in the case of Fossler Signs, resolutions of its board of directors and shareholder approving the change in its name to eliminate references to “Fossler Sale!Signs” and in the case of Embossed, resolutions of its board of directors and shareholder approving the change in its name to eliminate references to “Embossed Label Press.”

(c)	By Others. At the Closing:

(i)	The Escrow Agent is delivering to Purchaser, Shareholder and Sellers the Escrow Agreement duly executed by the Escrow Agent; and

(ii)	John Trimberger is delivering to Purchaser the Trimberger Agreement duly executed by him.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF SHAREHOLDER AND SELLERS

        Shareholder and Sellers jointly and severally represent and warrant to NEBS and Purchaser as follows:

Section 4.1 Organization and Standing. Each Seller is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization. Each Seller (a) has the requisite power and authority to own, lease and operate its properties and assets and to conduct the Business as it is now being conducted and (b) is in good standing and is duly qualified to transact business in each jurisdiction in which the nature of property owned, leased or operated by it or the conduct of the Business requires it to be so qualified, except where the failure to be so qualified or to be in good standing would not have a material adverse effect on (i) the business, assets, properties (including intangible properties), liabilities, results of operations or condition (financial or otherwise) of Sellers, taken as a whole, (ii) the Business, taken as a whole, or (iii) the Acquired Assets, taken as whole (a “Material Adverse Effect”).

Section 4.2 Authority; Execution.

(a)     Each Seller has all requisite corporate power and authority to execute and deliver this Agreement and the Ancillary Agreements to which it is a party and to perform, carry out and consummate the transactions contemplated hereby and thereby and perform its obligations hereunder and thereunder. The execution and delivery by each Seller of this Agreement and the Ancillary Agreements to which it is a party and the consummation by each Seller of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action, and no other action is necessary for the execution and delivery by each Seller of this Agreement and the Ancillary Agreements to which it is a party, and the consummation by it of the transactions contemplated hereby and thereby. This Agreement and each of the Ancillary Agreements to which Shareholder and each Seller is a party have been duly executed and delivered by Shareholder and each Seller. This Agreement and each of the Ancillary Agreements to which Shareholder and each Seller is a party is the legal, valid and binding obligation of each such party, enforceable against such party in accordance with their respective terms, except as the same may be limited by bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting creditors’ rights generally and by general equity principles.

(b)     Shareholder and Jean Negin each have full power and authority to execute and deliver the Persona Agreement and to perform their respective obligations thereunder, and the Persona Agreement constitutes a valid and legally binding obligation of Shareholder and Negin, enforceable against them in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting creditors’ rights generally and by general equity principles.

Section 4.3 No Violations; Consents. Except as disclosed in Schedule 4.3 of the Schedule Letter, the execution and delivery by Shareholder and each Seller of this Agreement and each Ancillary Agreement to which it is a party will not, and the consummation by them of the transactions contemplated hereby and thereby will not, (a) violate any provision of the certificate of incorporation or by-laws of any Seller, (b) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under, or result in the creation of any Encumbrance upon any Acquired Asset under any of the terms, conditions or provisions of, any contract to which Shareholder or any Seller is a party or by which any of the Acquired Assets is bound, (c) violate any order, writ, judgment, injunction, decree, law (including common law), statute, rule or regulation (each, a “Law”) applicable to Shareholder, any Seller or any of the Acquired Assets or (d) require on the part of Shareholder or any Seller any filing or registration with, notification to, or consent of any Person.

Section 4.4 Financial Statements. Schedule 4.4 of the Schedule Letter sets forth (i) (A) the audited, combined balance sheets of Fossler Company and subsidiaries and Embossed dated as of September 30, 2003 (the “Latest Audited Balance Sheet”), and (B) the related audited, combined statements of income, changes in stockholder’s equity and cash flows for the fiscal year ended September 30, 2003 (such combined balance sheets and statements of income, changes in stockholder’s equity and cash flows being hereafter referred to as the “Latest Audited Financial Statements”), and (ii) (A) the unaudited, combined balance sheet of Fossler Company and subsidiaries and Embossed dated as of October 31, 2003 (the “Latest Balance Sheet”), and (B) Sellers’ summary of combined financial information for the one-month period ended October 31, 2003 (such combined balance sheets and summary of combined financial information together with the Latest Audited Financial Statements being hereafter referred to as the “Financial Statements”). The Latest Audited Financial Statements have been audited by Borhart Spellmeyer & Company, independent certified public accountants, and include Borhart Spellmeyer & Company’s audit report thereon, including the qualified opinion of Borhart Spellmeyer & Company on the Latest Audited Financial Statements. Except as noted therein, the Latest Audited Financial Statements have been prepared in accordance with GAAP applied on a consistent basis and fairly present, in all material respects, the combined financial condition, results of operations and cash flows of Fossler Company and subsidiaries and Embossed as of the date thereof and for the periods covered thereby. Except for recording costs associated with a certain recurring promotional mailing in the period that the majority of the mailing takes place and subject to the last sentence of this Section 4.4, the unaudited Financial Statements have been prepared in accordance with GAAP applied on a consistent basis and fairly present, in all material respects, the combined financial condition and results of operations of Fossler Company and subsidiaries and Embossed as of the date thereof and for the periods covered thereby. The unaudited Financial Statements are prepared on the basis of the same principles as the Latest Audited Financial Statements other than (x) the absence of footnote disclosures, statements of changes in stockholders’ equity and cash flows, and other presentation items and (y) changes resulting from normal year-end adjustments.

Section 4.5 Absence of Certain Changes and Events. Except for the payment of expenses and taking of actions relating to the transactions contemplated hereby, from the date of the Latest Balance Sheet to the date of this Agreement, (a) each Seller has conducted its Business only in the Ordinary Course of Business and (b) there has not occurred any event, change, effect, fact, circumstance or other occurrence which has had, or which would reasonably be expected to have, a Material Adverse Effect.

Section 4.6 Title; Encumbrances. At the Closing, Sellers are transferring to Purchaser good and valid title to the Acquired Assets free and clear of all mortgages, liens, charges, security interests, restrictions or other legal or equitable encumbrances (“Encumbrances”), except (a) immaterial mechanics’, carriers’, workmen’s, repairmen’s or other like Encumbrances arising or incurred in the Ordinary Course of Business, (b) Encumbrances arising under, and solely on the equipment purchased or leased under, original purchase price conditional sales contracts and equipment leases with third parties entered into in the Ordinary Course of Business and liens for Taxes that are Excluded Liabilities and are not due and payable (collectively, “Permitted Encumbrances”).

Section 4.7 Acquired Assets. The machinery and equipment included in the Acquired Assets are in operating condition and repair sufficient to conduct the Business as currently conducted, subject to normal wear and tear and routine maintenance. No real property is included in the Acquired Assets, except for equipment that may be considered fixtures, if any. Except for the Excluded Assets, the Acquired Assets comprise all of the assets owned or leased by, or licensed to, Sellers used in or necessary for the operation of the Business as currently conducted. The Excluded Assets described in Sections 1.2(e), (m) and (n) are not necessary for the operation of the Business as currently conducted.

Section 4.8 Compliance with Law. Each Seller has complied in all respects with all Laws applicable to it or any of the Acquired Assets and, to the Knowledge of Sellers, has not received any notice of violation of any such Law; provided, however, that this Section 4.8 shall not apply to the subject matters addressed by Section 4.13, 4.14, 4.15 and 4.17, the representations and warranties with respect to which are set forth therein.

Section 4.9 Assigned Contracts.

(a)	Schedule 4.9(a) of the Schedule Letter lists all of the following contracts and agreements:

(i)	All purchase contracts which were unfilled as of the day one week prior to the date hereof;

(ii)	All sales agreements which are unfulfilled as of the date hereof;

(iii)	All distribution and sales representative contracts;

(iv)	All contracts providing for payments to any Person based on sales, purchases or profits, including royalties and commission payments but excluding direct payments for goods, and all accrued but unpaid payments under such contracts;

(v)	All contracts relating to the lease of personal property;

(vi)	The Assumed Benefit Plans; and

(vii)	Other miscellaneous contracts.

(b)	The (i) contracts and agreements listed on Schedule 4.9(a) of the Schedule Letter, (ii) all purchase contracts entered into by the Sellers in the Ordinary Course of Business in the week prior to the date hereof which are unfilled as of the date hereof and (iii) all other contracts and agreements of Sellers which are (A) not related solely to the Excluded Assets or Excluded Liabilities and (B) either (x) cancelable by Sellers (and will be cancelable by Purchaser) on 90 days or less notice without any liability or expense or (y) involve annual aggregate payments (for all such other contracts and agreements) of no more than $25,000 are collectively referred to as the “Assigned Contracts.”

(c)	The Assigned Contracts comprise all of the contracts, agreements or commitments (i) used in the operation of the Business as currently conducted, except for contracts, agreements or commitments related solely to the Excluded Assets or Excluded Liabilities which are not necessary for the operation after the Closing of the Business as currently conducted, or (ii) necessary for the operation after the Closing of the Business as currently conducted.

(d)	Each Assigned Contract (i) is, and after the Closing will be, valid, binding and in full force and effect and (ii) is enforceable by Sellers, and after the Closing will be enforceable by Purchaser, in accordance with its terms, except as the same may be limited by bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting creditors’ rights generally and by general equity principles. Sellers have performed all material obligations required to be performed by them to date under the Assigned Contracts, and they are not (with or without the lapse of time or the giving of notice, or both) in breach or default in any respect thereunder. To the Knowledge of Sellers, no other party to any Assigned Contract is (with or without the lapse of time or the giving of notice, or both) in breach or default in any respect thereunder. Neither Shareholder nor any Seller has received any written notice of any violation of, or any notice of any intention of any party to terminate, any Assigned Contract.

Section 4.10 Litigation. There is no lawsuit, action or proceeding “Proceedings”) pending or, to the Knowledge of Sellers, threatened, by or before any Government Authority arising out of the conduct of the Business, against or affecting any Seller, Acquired Asset or Assumed Liability or challenging the validity of this Agreement or any action taken or to be taken by Shareholder or Sellers in connection with the transactions contemplated hereby. Neither Shareholder nor any Seller is a party or subject to or in default under any order, writ, judgment, injunction, decree applicable to the conduct of the Business or any Acquired Asset or Assumed Liability.

Section 4.11 Permits. There are no permits, licenses, registrations, certificates, orders or approvals from any Government Authority required by any Law, including any Environmental Law, to the conduct of the Business as currently conducted.

Section 4.12 Intellectual Property.

(a)     “Intellectual Property” means any (i) patents, (ii) trademarks, service marks, trade names, brand names, trade dress, slogans, logos and internet domain names, (iii) inventions, discoveries, ideas, processes, formulae, designs, models, industrial designs, know-how, proprietary information, trade secrets, and confidential information, whether or not patented or patentable, (iv) copyrights, writings and other copyrightable works and works in progress, databases and software, (v) rights of publicity and privacy, including the use of the names, likenesses, voices, signatures, biographical information, persona and other recognizable aspects of real Persons, (vi) computer programs and applications (whether in source code or object code form), databases, compilations and data, and all documentation related to any of the foregoing (collectively “Software”), (vii) customer lists and other customer information (including any related databases or other collections of such lists or information), (viii) the goodwill associated with any of the foregoing, (ix) all other intellectual property rights and foreign equivalent or counterpart rights and forms of protection of a similar or analogous nature or having similar effect in any jurisdiction throughout the world, (x) all registrations and applications for registration of any of the foregoing in any jurisdiction throughout the world, and (xi) any renewals, extensions, continuations, divisionals, reexaminations or reissues or equivalent or counterpart of any of the foregoing in any jurisdiction throughout the world. The term “Business IP” means any Intellectual Property used by Sellers in connection with the Business.

(b)     Schedule 4.12(b) of the Schedule Letter sets forth (i) all registered trademarks and internet domain names owned by a Seller and included in the Business IP and (ii) all Software owned by a Seller. Sellers do not own any patents, patent applications, registered copyrights or copyright applications.

(c)     Schedule 4.12(c) of the Schedule Letter sets forth a list of (i) all licenses and other agreements to which any Seller is a party and pursuant to which any Seller is authorized to use any Business IP (excluding license agreements for generally commercially available software with an acquisition price of less than $2,500) and (ii) all licenses and other agreements pursuant to which any Seller authorizes a third party to use, or otherwise grants a third party any rights with respect to, any Business IP. Except for the licenses relating to the matters covered by the Persona Agreement and releases executed by Shareholder and certain members of Shareholder’s family, each of the licenses and other agreements set forth on Schedule 4.12(c) of the Schedule Letter (i) is, and after the Closing will be, valid, binding and in full force and effect and (ii) is enforceable by Sellers, and after the Closing will be enforceable by Purchaser, in accordance with its terms, except as the same may be limited by bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting creditors’ rights generally and by general equity principles. Sellers have not licensed or sublicensed their rights in any of the Business IP, nor have they received or granted any such rights, other than pursuant to the licenses and other agreements set forth on Schedule 4.12(c) of the Schedule Letter. Sellers have performed all obligations required to be performed by them to date under the licenses and other agreements set forth on Schedule 4.12(c) of the Schedule Letter, and they are not (with or without the lapse of time or the giving of notice, or both) in breach or default in any respect thereunder. To the Knowledge of Sellers, no other party to any license or other agreement set forth on Schedule 4.12(c) of the Schedule Letter (with or without the lapse of time or the giving of notice, or both) is in breach or default in any respect thereunder. Neither Shareholder nor any Seller has received written notice of any violation of, or any intention of any party to terminate, any licenses or other agreement set forth on Schedule 4.12(c) of the Schedule Letter.

(d)     Except as set forth on Schedule 4.12(d) of the Schedule Letter, each Seller owns, or is licensed to use, and after the Closing Purchaser will own, or will be licensed to use, all Business IP. There have been, and are pending, no claims by any third party contesting the validity, enforceability, use or ownership by Sellers of any of the Business IP, and, to the Knowledge of Sellers, no third party has threatened such a claim. None of Sellers has received any written notices of any infringement of, or conflict with, any third party with respect to the Business IP. To the Knowledge of Sellers, the operation of the Business as currently conducted does not infringe, misappropriate or otherwise violate or conflict with the Intellectual Property of any third party. To the Knowledge of Sellers, no third party is infringing, misappropriating or otherwise violating the Business IP. The consummation of the transaction contemplated hereby will not result in the loss or impairment of Purchaser’s right to own or use any of the Business IP, nor will require the consent of any third party, including any governmental authority. The Sellers use reasonable measures to protect what Sellers believe to be their trade secrets, if any, and confidential information included in the Business IP; it being understood that Sellers have no agreements with their employees or agents (including computer programmers and list processing agents) relating to confidentiality.

Section 4.13 Employee Benefit Plans.

(a)     Schedule 4.13(a)(i) of the Schedule Letter contains a list and brief description of all “employee pension benefit plans” (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), and “employee welfare benefit plans” (as defined in Section 3(1) of ERISA), in each case whether or not such plans are subject to ERISA, and each other severance, termination, bonus, incentive compensation, equity, stock option, stock purchase, deferred compensation, fringe benefit or similar plan or arrangement (all the foregoing being herein called “Seller Benefit Plans”) maintained or contributed to by any Seller or any Seller ERISA Affiliate for the benefit of any current or former director, officer or employee of any Seller or any Seller ERISA Affiliate (or their respective beneficiaries). For purposes of this Agreement, “Seller ERISA Affiliate” shall mean any trade or business, whether or not incorporated, that together with any Seller would be deemed a single employer within the meaning of Section 4001(b) of ERISA. Schedule 4.13(a)(ii) of the Schedule Letter contains a list and brief description of each management, consulting, non-competition, employment, severance or similar contract applicable to any current or former director, officer, employee or Consultant of any Seller (the “Seller Compensatory Agreements”). Sellers have delivered to Purchaser true, complete and correct copies of (i) each Seller Benefit Plan and Seller Compensatory Agreement (or, in the case of any unwritten Seller Benefit Plans or Seller Compensatory Agreement, descriptions thereof), (ii) the most recent annual report on Form 5500 (including all schedules and attachments thereto) filed with the Internal Revenue Service with respect to each Seller Benefit Plan, if required, (iii) the most recent summary plan description for each Seller Benefit Plan for which such a summary plan description is required and (iv) each trust agreement, group annuity contract or other funding and financing arrangement relating to any Seller Benefit Plan.

(b)     The Assumed Benefit Plans have been administered in all material respects in accordance with its terms. Sellers and the Assumed Benefit Plans are in compliance in all material respects with the applicable provisions of ERISA, the Code, all other Laws applicable to it or the Assumed Benefit Plans and all applicable collective bargaining agreements. All material reports, returns and similar documents with respect to the Assumed Benefit Plans required to be filed with any Government Authority or distributed to any Assumed Benefit Plan participant have been duly and timely filed or distributed. There are no Proceedings pending, or, to the Knowledge of Sellers, threatened against or involving the Assumed Benefit Plans or any Seller Compensatory Agreement and, to the Knowledge of Sellers, there are no investigations by any Government Authority or other claims (except routine claims for benefits payable in the normal operation of the Assumed Benefit Plans) pending or threatened against or involving the Assumed Benefit Plans or any Seller Compensatory Agreement or asserting any rights to benefits under the Assumed Benefit Plans or any Seller Compensatory Agreement. No liability under Title IV or Section 302 of ERISA has been incurred by any Seller or any Seller ERISA Affiliate that has not been satisfied in full, and no condition exists that presents a material risk to any Seller or any Seller ERISA Affiliate of incurring any such liability. Insofar as the consummation of the transactions contemplated by this Agreement, either alone or in combination with another event, (i) entitles any current or former employee or officer of any Seller or any Seller ERISA Affiliate to severance pay, unemployment compensation or any other payment or (ii) accelerates the time of payment or vesting, or increase the amount of compensation due any such employee or officer all liabilities and obligations with respect thereto are Excluded Liabilities.

Section 4.14 Employee and Labor Matters. Sellers are not a party to any collective bargaining agreement. There is not any, and during the past 12 months there has not been any, labor strike, dispute, work stoppage or lockout pending, or, to the Knowledge of Sellers, threatened, against the Business. To the Knowledge of Sellers, no union organizational campaign is in progress with respect to the employees of the Business and no question concerning representation exists respecting such employees. No Seller is engaged in any unfair labor practice in connection with the conduct of the Business. There are not any unfair labor practice charges or complaints against any Seller pending, or, to the Knowledge of Sellers, threatened, before the National Labor Relations Board in connection with the conduct of the Business. There are not any pending, or, to the Knowledge of Sellers, threatened, charges in connection with the conduct of the Business against any Sellers or any Employee or former employee of the Business before the Equal Employment Opportunity Commission or any state or local agency responsible for the prevention of unlawful employment practices. Sellers are in compliance, in all material respects, with all requirements of Law with respect to employment and employment practices, terms and conditions of employment, wages, hours of work, including the Fair Labor Standards Act of 1938, as amended. No Seller has received written or oral notice during the past twelve months of the intent of any Government Authority responsible for the enforcement of labor or employment laws to conduct an investigation of or affecting the Business and, to the Knowledge of Sellers, no such investigation is in progress. No Seller has received any written notice of violation of or liability under any occupational safety and health Law, including the Occupational Safety and Health Act of 1970, as amended, and regulations thereunder (collectively, “OSHA”), and, to the Knowledge of Sellers, Sellers are in compliance in all material respects with OSHA. Except for the foregoing sentence, Shareholder and Sellers make no representation or warranty as to compliance with the requirements of OSHA.

Section 4.15 Environmental Matters.

(a)     (i) There has been no Release or threatened Release of any Hazardous Substances existing on, beneath or from the surface, subsurface or ground water associated with Seller Property during any Seller’s ownership or operation thereof or, to Knowledge of Sellers, at any time prior to any Seller’s ownership or operation thereof , in amounts which would require investigation, reporting, response, remediation or other corrective action under any Environmental Law; (ii) since any Seller Property became Seller Property, all uses by Sellers and all operations of Sellers on that Seller Property, have been and are in compliance, in all material aspects, with all Environmental Laws, and, prior to the Seller Property becoming Seller Property, to the Knowledge of Sellers, all uses of and operations on such property were in compliance, in all material aspects, with all Environmental Laws; (iii) no Seller has received any written notice of violation of or liability under Environmental Laws or other similar communication; (iv) to Sellers’ Knowledge, there are no facts or circumstances relating to the Seller Property or the Business that would give rise to any material violation or liability under any Environmental Law; and (v) no Environmental Claims against the any Seller or any Seller Property are pending or, to the Knowledge of Sellers, threatened.

(b)     As used in this Agreement,: (i) “Seller Property” means any real property and improvements at any time owned, leased or operated by any Seller; (ii) “Environmental Laws” means any federal, state, foreign or local statute, law, rule, regulation, ordinance, guideline, policy, code or rule of common law, and any judicial or administrative interpretation thereof, relating to the environment, health, safety or Hazardous Substances, including the Comprehensive Environmental Response, Compensation, and Liability Act, as amended (“CERCLA”), the Resource Conservation and Recovery Act, as amended, the Federal Water Pollution Control Act, as amended, the Clean Air Act, as amended, and the Toxic Substances Control Act, as amended, and any rules and regulations promulgated pursuant to any of the foregoing; (iii) “Hazardous Substances” means (A) any petrochemical or petroleum products, radioactive materials, asbestos in any form that is or could become friable, urea formaldehyde foam insulation, transformers or other equipment that contain dielectric fluid containing polychlorinated biphenyls, and radon gas; (B) any chemicals, materials or substances defined as or included in the definition of “hazardous substances,” “hazardous wastes,” “hazardous materials,” “restricted hazardous materials,” “extremely hazardous substances,” “toxic substances,” “contaminants” or “pollutants” or words of similar meaning and regulatory effect; or (C) any other chemical, material or substance, exposure to which is prohibited, limited, or regulated by any applicable Environmental Law.; (iv) “Environmental Claims” means any and all administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, notices of noncompliance or violation, investigations or proceedings, including potential liability for investigatory costs, remediation costs, governmental response costs, natural resource damages, property damages, personal injuries or penalties, arising out of, based on or resulting from (A) the presence or Release of any Hazardous Substances at any Seller Property or (B) any Environmental Law or any Permit issued under any such Environmental Law; and (v) “Release” means disposing, discharging, injecting, spilling, leaking, leaching, dumping, emitting, escaping, emptying or seeping into or upon any land or water or air, or otherwise entering into the environment.

Section 4.16 Insurance. Schedule 4.16 of the Schedule Letter sets forth the following information with respect to each insurance policy (including policies providing property, automobile, casualty, liability, umbrella, and workers’ compensation coverage and bond and surety arrangements) in force and effect at any time since January 1, 1998, and to which any Seller is or was a party, a named insured or otherwise the beneficiary of coverage:

(a)     the name, address and telephone number of the agent;

(b)     the name of the insurer, the name of the policyholder and the name of each covered insured;

(c)     the policy number and the period of coverage;

(d)     the general type of coverage (including an indication of whether the coverage was on a claims made, occurrence, or other basis) and amount (including any deductibles and ceilings) of coverage; and

(e)     a description of any retroactive premium adjustments or other loss-sharing arrangements.

Schedule 4.16 of the Schedule Letter describes any self-insurance by Sellers or co-insurance arrangements to which any Seller is a party.

Section 4.17 Taxes.

(a)	For purposes of this Agreement:

(i)	“Tax” means (A) any tax, governmental fee or other like assessment or charge of any kind whatsoever (including any tax imposed under Subtitle A of the Code and any net income, alternative or add-on minimum tax, gross income, gross receipts, capital gains, foreign, unclaimed property, sales, use, ad valorem, value added, transfer, franchise, profits, license, withholding on amounts paid to or by Sellers, payroll, employment, social security, disability, excise, severance, stamp, capital stock, occupation, property, environmental or windfall profit tax, premium, custom, duty or other tax), together with any interest, penalty, addition to tax or additional amount due from, or in respect of, Sellers imposed by any Government Authority responsible for the imposition of any such tax (a “Taxing Authority”), (B) any liability for the payment of any amount of the type described in clause (A) above as a result of any Seller being a member of an affiliated, consolidated or combined group with any other corporation at any time on or prior to the Closing Date and (C) any liability of any Seller with respect to the payment of any amounts of the type described in clause (A) or (B) above as a result of any express or implied obligation to indemnify any other Person.

(ii)	“Tax Return” means any return (including information return), report, notice, form, declaration, claim for refund, estimate, election, information statement or other document relating to any Tax, including any schedule or attachment thereto, and including any amendment thereof filed or to be filed with any Government Authority.

(iii)	“Code” means the Internal Revenue Code of 1986, as amended.

(b)	(i) Sellers, and any affiliated group, within the meaning of Section 1504 of the Code, of which any Seller is or has been a member, has filed or caused to be filed in a timely manner (within any applicable extension periods) all material Tax Returns of or relating to the Business or the Acquired Assets required to be filed by Sellers by the Code or by applicable state, local or foreign Tax laws and all such Tax Returns are true, correct and complete, (ii) all Taxes owed with respect to each Seller and the Acquired Assets have been timely paid in full or will be timely paid in full by the due date thereof, and (iii) there are no liens for Taxes (other than liens for Taxes that are Excluded Liabilities and not yet due and payable) on any of the Acquired Assets, and no material Tax liens have been filed and no material claims are being asserted in writing with respect to any Taxes of Sellers or otherwise relating to the Business or the Acquired Assets.

(c)	Each Seller is a “United States person” within the meaning of Section 7701(a)(30) of the Code.

(d)	None of the Acquired Assets is property that is required to be treated as being owned by any person pursuant to the so-called safe-harbor lease provisions of former Section 168(f)(8) of the Code (or similar state or local Tax provisions). None of the Acquired Assets directly or indirectly secures any debt the interest on which is tax-exempt use property under Section 168(h)(1) of the Code.

(e)	There are no deficiencies for Taxes claimed, proposed or assessed by any Taxing Authority regarding any Seller or the Acquired Assets that have not yet been fully and finally resolved. There are no pending or threatened audits, investigations or claims for or relating to Taxes, and there are no matters under discussion with any Taxing Authority with respect to Taxes regarding any Seller or the Acquired Assets.

(f)	The State of Illinois is the only jurisdiction in which Sellers have collected and remitted or currently collect and remit sales and use Taxes and have filed or currently file sales and use Tax Returns. Sellers are not required, and have not been required since their formation, to collect or remit sales and use Taxes or file sales and use Tax Returns in any jurisdiction other than in the State of Illinois. Except as set forth on Schedule 4.17(f) of the Disclosure Letter, no claim has been made by any Taxing Authority in a jurisdiction where Sellers do not file Tax Returns stating that Sellers are or may be subject to taxation by that jurisdiction with respect to the Business or the Acquired Assets.

(g)	Sellers have not filed any Unclaimed Property reports. None of Sellers has ever been audited for Unclaimed Property by any Government Authority.

(h)	Sellers (i) have not filed nor have been required to file personal property tax reports with the State of Illinois or any local county or city in any year since December 31, 1990 and (ii) have not received any personal property tax assessments and bills since December 31, 1990.

Section 4.18 Brokers, Finders, Etc. Except for Libey-Concordia, for whose fees Sellers are solely responsible, Shareholder and Sellers have not entered into any contract, arrangement or understanding with any Person or firm that may result in the obligation of any of them to pay any finder’s fees, brokerage or agent’s commissions or other like payments in connection with the transactions contemplated hereby.

Section 4.19 No Other Representations or Warranties. SHAREHOLDER AND SELLERS DO NOT MAKE ANY REPRESENTATION OR WARRANTY TO PURCHASER, EXPRESS OR IMPLIED, INCLUDING ANY REPRESENTATION OR WARRANTY AS TO MERCHANTABILITY OR, WITH RESPECT TO BUSINESS IP, TITLE, OTHER THAN AS EXPRESSLY PROVIDED IN THIS ARTICLE IV.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF NEBS AND PURCHASER

        NEBS and Purchaser jointly and severally represent and warrant to Shareholder and Sellers as follows:

Section 5.1 Organization and Standing. Each of NEBS and Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization.

Section 5.2 Authority. Each of NEBS and Purchaser has all requisite corporate power and authority to execute and deliver this Agreement and the Ancillary Agreements to which it is a party and to perform, carry out and consummate the transactions contemplated hereby and thereby and perform its obligations hereunder and thereunder. The execution and delivery by each of NEBS and Purchaser of this Agreement and the Ancillary Agreements to which it is a party and the consummation by NEBS and Purchaser of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action, and no other action is necessary for the execution and delivery by NEBS or Purchaser of this Agreement and the Ancillary Agreements to which it is a party, and the consummation by it of the transactions contemplated hereby and thereby. This Agreement and each of the Ancillary Agreements to which NEBS and Purchaser is a party have been duly executed and delivered by NEBS and Purchaser. This Agreement and each of the Ancillary Agreements to which NEBS and Purchaser is a party is the legal, valid and binding obligation of such party, enforceable against such party in accordance with their respective terms, except as the same may be limited by bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting creditors’ rights generally and by general equity principles.

Section 5.3 No Violation; Consents. The execution and delivery by NEBS and Purchaser of this Agreement and each Ancillary Agreement to which it is a party will not, and the consummation by it of the transactions contemplated hereby and thereby will not (a) violate any provision of the certificate of incorporation or by-laws of NEBS or Purchaser, (b) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under, or result in the creation of any Encumbrance upon any assets of NEBS or Purchaser under any of the terms, conditions or provisions of, any contract to which NEBS or Purchaser is a party or by which any of its assets is bound, (c) violate any Law applicable to NEBS or Purchaser or (d) require on the part of NEBS or Purchaser any filing or registration with, notification to, or consent of, any Person.

Section 5.4 Litigation. There is no Proceeding pending or, to NEBS’ and Purchaser’s knowledge, threatened, by or before any Government Authority challenging the validity of this Agreement or any action taken or to be taken by NEBS or Purchaser in connection with the transactions contemplated hereby.

Section 5.5 No Brokers. Purchaser has not entered into any contract, arrangement or understanding with any Person which may result in the obligation of any party hereto to pay any finder’s fees, brokerage or agent’s commissions or other like payments in connection with the negotiations leading to this Agreement or the transactions contemplated hereby.

Section 5.6 No Other Representations or Warranties. PURCHASER DOES NOT MAKE ANY REPRESENTATION OR WARRANTY TO SHAREHOLDER OR SELLERS, EXPRESS OR IMPLIED, OTHER THAN AS EXPRESSLY PROVIDED IN THIS ARTICLE V.

ARTICLE VI

SURVIVAL AND INDEMNIFICATION

Section 6.1 Survival. The representations and warranties contained in this Agreement and in the Ancillary Agreements will survive the Closing Date and will remain in force and effect (a) in the case of the representations and warranties set forth in Sections 4.1, 4.2, 4.3(a) and (c), 4.6 and 4.18 (the “Extended Representations”), forever, (b) in the case of the representations and warranties set forth in Sections 4.13, 4.15 and 4.17, until 120 days after the expiration of the statute of limitations applicable to the subject matter thereof, and (c) in the case of any other representation and warranty, for a period of two years following the Closing Date; provided, however, that such representations and warranties will survive beyond their respective periods with respect to any inaccuracy therein or breach thereof, notice of which will have been duly given within such applicable period in accordance with Section 6.5. The covenants and agreements contained in this Agreement and in the Ancillary Agreements will survive the Closing and will remain in force and effect for the periods therein indicated or, where not indicated, for fifty years.

Section 6.2 Indemnification by Shareholder and Sellers. Subject to the limitations set forth in Section 6.4, Shareholder and Sellers will jointly and severally indemnify NEBS and Purchaser (collectively, the “Purchaser Indemnified Parties”) against, and hold them harmless from, any loss, liability, assessment, Tax, fine, penalty, claim, damage or expense (including reasonable legal fees and expenses and costs of mitigation pursuant to Section 6.4(g)) (“Damages”) arising from, in connection with or otherwise in respect of:

(a)     Any inaccuracy in or breach of any representation or warranty of Shareholder or any Seller in this Agreement or in any Ancillary Agreement;

(b)     Any breach of any covenant of Shareholder or any Seller set forth in this Agreement or in any Ancillary Agreement;

(c)     Any Excluded Liability;

(d)     The failure of either Purchaser or any of Sellers to comply with 35 ILCS 120/5j (“bulk sales” notice requirement) or any other comparable Law in connection with the transactions contemplated hereby;

(e)     Claims that the Purchaser’s use of the photographs identified in Schedule 6.2(e) of the Disclosure Letter infringes or misappropriates the copyrights or moral rights of a third party; and

(f)     Claims by Persons depicted in the photograph identified in Schedule 6.2(f) of the Disclosure Letter that the use of such photograph infringes or misappropriates such Persons’ rights of publicity or constitutes an unauthorized use of such Person’s likeness, which claims arise from the use of inventory existing as of the Closing Date.

Section 6.3 Indemnification by NEBS and Purchaser. Subject to the limitations set forth in Section 6.4, NEBS and Purchaser will jointly and severally indemnify Shareholder and Sellers (collectively, the “Seller Indemnified Parties”) against, and hold them harmless from, any Damages arising from or in connection with or otherwise in respect of:

(a)     Any inaccuracy in or any breach of any representation or warranty of NEBS or Purchaser in this Agreement or in any Ancillary Agreement;

(b)     Any breach of any covenant or agreement of NEBS or Purchaser set forth in this Agreement or in any Ancillary Agreement; and

(c)     Any Assumed Liability.

Section 6.4 Limitations on Indemnification.

(a)     Notwithstanding the foregoing, (i) the Purchaser Indemnified Parties will not be entitled to recover under Section 6.2(a) (other than for any inaccuracy in or breach of the representations and warranties in the last sentence of Section 4.7) or Section 6.2(e) until the Purchaser Indemnified Parties have incurred aggregate Damages in excess of $125,000, at which point the Purchaser Indemnified Parties will be entitled to all Damages in excess of $125,000; and (ii) the Purchaser Indemnified Parties will not be entitled to recover under Section 6.2(a) (other than for any inaccuracy in or breach of the representations and warranties in the last sentence of Section 4.7 or of any of the Extended Representations) or Section 6.2(e) for aggregate Damages in excess of $2,700,000.

(b)     Notwithstanding the foregoing, (i) the Seller Indemnified Parties will not be entitled to recover under Section 6.3(a) until the Seller Indemnified Parties have incurred aggregate Damages in excess of $125,000, at which point the Seller Indemnified Parties will be entitled to all Damages in excess of $125,000; and (ii) the Seller Indemnified Parties will not be entitled to recover under Section 6.3(a) for aggregate Damages in excess of $2,700,000.

(c)     Neither the Purchaser Indemnified Parties nor the Seller Indemnified Parties will be entitled to recover under Section 6.2(a) or 6.3(a) unless a Claim Notice is delivered pursuant to Section 8.2 on or prior to the expiration of the survival period set forth in Section 6.1; and the Purchaser Indemnified Parties will not be entitled to recover under Section 6.2(e) unless a Claim Notice is delivered pursuant to Section 8.2 on or prior to the six-month anniversary of the date hereof, provided that Shareholder has complied with his covenant set forth in Section 3.3 of the Persona Agreement.

(d)     Neither the Purchaser Indemnified Parties nor the Seller Indemnified Parties will be entitled to recover under Section 6.2(b) or 6.3(b) unless a Claim Notice is delivered pursuant to Section 8.2 on or prior to the tenth anniversary of the Closing Date.

(e)     If any Indemnified Party receives Tax savings or insurance proceeds as a result of any Damages with respect to which it has also received an indemnification payment or payments from an Indemnifying Party hereunder, the Indemnified Party shall pay the amount of such Tax savings or insurance proceeds (but not in excess of the indemnification payment or payments actually received from the Indemnifying Party with respect to such Losses hereunder) to the Indemnifying Party as such Tax savings or insurance proceeds are actually received by the Indemnified Party.

(f)     An Indemnifying Party will not be liable under this Article VI for punitive damages.

(g)     To the extent that Shareholder or any Seller discharges any claim for indemnification hereunder, Shareholder or such Seller, as the case may be, will be subrogated to all related rights of the applicable Purchaser Indemnified Parties against third parties. To the extent that NEBS or Purchaser discharges any claim for indemnification hereunder, NEBS or Purchaser, as the case may be, will be subrogated to all related rights of the applicable Seller Indemnified Party against third parties.

(h)     Each Indemnified Party will be obligated in connection with any claim for indemnification under Section 6.5 to use commercially reasonable efforts to mitigate Damages upon and after becoming aware of any event which could reasonably be expected to give rise to such Damages.

Section 6.5 Procedure. If any party hereto (the “Indemnified Party”) has a claim under Section 6.2 or 6.3 against another party hereto (the “Indemnifying Party”) or is notified by a third party with respect to any matter which may give rise to a claim for indemnification against the Indemnifying Party under Section 6.2 or 6.3, the Indemnified Party will deliver notice of such claim describing the claim, the amount thereof (if known and quantifiable), and the basis thereof (“Claim Notice”) pursuant to Section 8.2 with reasonable promptness to the Indemnifying Party; provided, that failure to so give such Claim Notice will not relieve the Indemnifying Party from any liability that it may have to such Indemnified Party under Section 6.2 or 6.3, except to the extent that the Indemnifying Party is subject to additional obligations hereunder directly as a result of such failure or has been otherwise prejudiced by such failure. The Indemnifying Party will have ten days from the date of delivery of the Claim Notice to notify the Indemnified Party (i) whether or not the Indemnifying Party disputes the liability of the Indemnifying Party to the Indemnified Party hereunder with respect to such claim or demand and (ii) whether or not it will defend the Indemnified Party against such claim or demand. After delivery of the Claim Notice, the Indemnifying Party may elect to defend, at its sole expense, against such third-party claim in any manner it reasonably may deem appropriate, with counsel reasonably acceptable to the Indemnified Party. The Indemnified Party will provide any cooperation reasonably requested by the Indemnifying Party. Except as provided in the next sentence, neither the Indemnified Party nor the Indemnifying Party will consent to the entry of a judgment or enter into any settlement with respect to such matter without the written consent of the other party (which consent will not be withheld unreasonably). If the Indemnifying Party does not notify the Indemnified Party within ten days after delivery of the Claim Notice, the Indemnified Party may defend against, consent to the entry of any judgment or enter into any settlement with respect to the matter in any manner the Indemnified Party reasonably deems appropriate without waiving any right to indemnity therefor from the Indemnifying Party.

Section 6.6 Payments. The obligations of Shareholder and Sellers pursuant to this Article VI will be first satisfied from the Escrow Deposit until such funds have been exhausted, and thereafter directly by Shareholder and Sellers, jointly and severally.

Section 6.7 Exclusive Remedy. Indemnification in accordance with this Article VI is the sole and exclusive remedy for any claims relating to or arising under this Agreement or any Ancillary Agreement, except for (a) Damages suffered or incurred by reason of, arising out or relating to fraud or intentional misrepresentation, (b) any claim relating to or arising under Section 7.1 and (c) any claim for failure to deliver any Acquired Asset for which monetary damages is not an adequate remedy.

ARTICLE VII

CERTAIN COVENANTS

Section 7.1 Non-Competition; Non-Solicitation; and Confidentiality.

(a)     During the period beginning on the Closing Date and ending on the fifth anniversary of the Closing Date, none of Shareholder or any Seller will, directly or indirectly, own, manage, control or participate in the ownership, management or control of, or be employed or engaged by or otherwise affiliated or associated as a consultant, independent contractor or otherwise with, any Person engaged in any business that designs, manufactures or distributes to businesses (i) embossed foil seals or embossed foil labels, (ii) products that specifically recognize an anniversary or (iii) store signage and support products for the industries currently served or currently proposed to be served by Sellers, as set forth on Schedule 7.1(a) of the Schedule Letter; provided, that it is understood that I/D/E/A, Inc., which is currently an Affiliate of Shareholder, may design, manufacture or distribute store signage and support products to any industry not set forth on Schedule 7.1(a) of the Schedule Letter; provided, further, that nothing in this Section 7.1(a) will preclude Shareholder or Sellers from owning not more than three percent of the outstanding capital stock of any Person if such stock is listed on a national securities exchange or listed with the Nasdaq Stock Market, or is regularly traded in the over-the-counter market by a member of a national securities exchange. The geographic territory to which this Section 7.1(a) extends is the continental United States of America, Canada and the United Kingdom.

(b)     During the period beginning on the Closing Date and ending on the fifth anniversary of the Closing Date, none of Shareholder or any Seller will, directly or indirectly, (i) induce or attempt to induce any employee of any Seller who following the Closing becomes an employee of Purchaser to leave the employ of Purchaser or (ii) induce or attempt to induce any customer of any Seller who following the Closing becomes a customer of Purchaser to terminate or modify its relationship with Purchaser.

(c)     Following the Closing Date, none of Shareholder or any Seller will, directly or indirectly, disclose any information about the Business which is then confidential, proprietary or otherwise not publicly available, except as may be required by Law. Notwithstanding the foregoing, the obligations of confidentiality contained herein, as they relate to the transactions contemplated hereby, will not apply to the federal tax structure or federal tax treatment of such transactions, and each party hereto (and any employee, representative, or agent of any party hereto) may disclose to any and all persons, without limitation of any kind, the federal tax structure and federal tax treatment of such transactions. The preceding sentence is intended to cause each such transaction to be treated as not having been offered under conditions of confidentiality for purposes of Section 1.6011-4(b)(3) (or any successor provision) of the Treasury Regulations promulgated under Section 6011 of the Internal Revenue Code of 1986, as amended, and will be construed in a manner consistent with such purpose. In addition, each party hereto acknowledges that it has no proprietary or exclusive rights to the federal tax structure of such transactions or any federal tax matter or federal tax idea related to such transactions.

(d)     Any breach or threatened breach of this Section 7.1 cannot be remedied solely by the recovery of monetary damages and, therefore, in addition to any other remedy or relief available to NEBS or Purchaser for any such breach or threatened breach, NEBS and Purchasers shall be entitled to injunctive relief for any such breach or threatened breach.

Section 7.2 Publicity. No public release or announcement concerning this Agreement or the transactions contemplated hereby will be issued by any party without the prior written consent of the other parties (which consent will not be unreasonably withheld), except as such release or announcement may be required by Law or any listing agreement with a national securities exchange.

Section 7.3 Expenses. Except as otherwise expressly provided in this Agreement, each party to this Agreement will bear all out-of-pocket costs and expenses, including legal, accounting, investment banking, travel and other similar fees and expenses, incurred by it in connection with this Agreement, the Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby, and in preparation therefor.

Section 7.4 Collection of Receivables. Purchaser will have the right and authority to collect for its own account all accounts receivable which are transferred and assigned to Purchaser as provided herein, and Purchaser has the right to endorse with the name of any Seller any checks received on account of any such accounts receivable. Shareholder and Sellers agree to transfer and deliver promptly to Purchaser any cash or other property which Shareholder or Sellers may receive in respect of the accounts receivables which are Acquired Assets.

Section 7.5 Mail. Purchaser and its Affiliates will have the right and authority to open all mail and other communications received by the Business, even if addressed to Shareholder or a Seller, for processing or forwarding to Shareholder or a Seller, as appropriate.

Section 7.6 Cooperation. Purchaser and Sellers will cooperate with each other, and will cause their officers, employees, agents, auditors and representatives to cooperate with each other after the Closing to ensure the orderly transition of the Business to Purchaser and to minimize any disruption to the Business that might result from the transactions contemplated hereby. After the Closing, upon reasonable written notice, Purchaser and Sellers will furnish or cause to be furnished to each other and their employees, counsel, auditors and representatives access, during normal business hours, to such information (to the extent within the control of such party) relating to the Business as is reasonably necessary for (a) financial reporting and accounting matters, (b) the filing of all Tax Returns and making any election related to Taxes, the preparation of any audit by any Taxing Authority and the prosecution or defense of any claim, suit or proceeding relating to any Tax Return, and (c) performing its obligations or enforcing its rights under Section 2.2 or Article VI. Sellers and Purchaser shall cooperate with each other in the conduct of any audit or other proceeding related to Taxes involving the Business. Each party requesting assistance will reimburse the others for reasonable out-of-pocket costs and expenses incurred in assisting such requesting party pursuant to this Section 7.6.

Section 7.7 Bulk Transfer Laws. Subject to Section 6.2(d), Purchaser, Shareholder and Sellers each hereby waive compliance by Purchaser and Sellers with 35 ILCS 120/5j (“bulk sales” notice requirement) and or any other comparable Law in connection with the transactions contemplated hereby.

Section 7.8 Further Assurances. From and after the Closing, as and when requested by any party, each party will execute and deliver, or cause to be executed and delivered, all such documents and instruments and will take, or cause to be taken, all such further or other actions, as such other party may reasonably deem necessary or desirable to consummate the transactions contemplated by this Agreement.

Section 7.9 Termination of Prior Agreements. On the Closing Date, that certain Confidentiality Agreement dated as of September 16, 2003, between Fossler Company and Purchaser and the binding provisions of that certain Letter of Intent dated as of October 22, 2003, among Shareholder, Sellers and Purchaser, will be terminated and of no further force and effect.

Section 7.10 Certain Fee and Taxes. All (a) recording and filing fees and (b) transfer, documentary, sales, use, stamp, registration, value added or similar Taxes incurred in connection with the sale or transfer of the Acquired Assets or the Assumed Liabilities by Sellers to Purchaser pursuant to this Agreement shall be paid by Sellers. Sellers shall accurately prepare and file all necessary Tax Returns and other documentation with respect to such fees and Taxes.

ARTICLE VIII

MISCELLANEOUS

Section 8.1 Assignability. This Agreement may not be assigned by the parties without the prior written consent of the other parties. Notwithstanding the foregoing, any party may assign its rights and obligations under this Agreement to any of its Affiliates without the consent of the other parties, provided, that the assignor remains liable for such obligations hereunder. Any attempted assignment in violation of this Section 8.1 will be null and void.

Section 8.2 Notices. Any notices or other communications required or permitted under, or otherwise in connection with this Agreement will be in writing and will only be effective if deemed to have been duly given when delivered in person or upon confirmation of receipt when transmitted by facsimile transmission (but only if followed by transmittal by national overnight courier or hand delivery on the next Business Day) or on receipt after dispatch by registered or certified mail, postage prepaid, or on the next Business Day if transmitted by national overnight courier, addressed in each case as follows:

(a) if to Sellers or
Shareholder:	Stephen G. Fossler
27 Golf Crest Court
Henderson, Nevada 89052

with a copy to:	Schiff Hardin & Waite
6600 Sears Tower
Chicago, Illinois 60606
Attention: Lawrence M. Gill
Facsimile: (312) 258-5600

(b) if to Purchaser:	New England Business Service, Inc.
500 Main Street
Groton, Massachusetts 01471
Attention: General Counsel and Secretary
Facsimile: (978) 449-3018

with a copy to:	Skadden, Arps, Slate, Meagher & Flom LLP
One Beacon Street
Boston, Massachusetts 02108
Attention: David T. Brewster
Facsimile: (888) 329-5873

or to such other person or address as either party will specify by notice in writing to the other party.

Section 8.3 Entire Agreement. This Agreement, the Schedule Letter and the Ancillary Agreements constitute the entire agreement between the parties hereto with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings, oral and written, between the parties hereto with respect to the subject matter hereof and thereof.

Section 8.4 Schedules. Unless the context otherwise requires, all capitalized terms used in the schedules in the Schedule Letter shall have the respective meanings assigned in this Agreement. No reference to or disclosure of any item or other matter in the schedules in the Schedule Letter shall be construed as an admission or representation that such item or other matter is material or outside the Ordinary Course of Business or that such item or other matter is required to be disclosed in the schedules to the Schedule Letter.

Section 8.5 Binding Effect; Benefit. This Agreement will be binding upon and inure solely to the benefit of the parties hereto and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or will confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 8.6 Amendment. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

Section 8.7 Governing Law; Jurisdiction. This Agreement will be governed by, and construed in accordance with, the laws of the Commonwealth of Massachusetts, without regard to the conflict of laws rules thereof, except that the Federal Arbitration Act, 9 U.S.C. Sections 1-16, will govern all questions relating to the arbitrability of any claim or dispute in connection with Section 2.2, and to the enforcement of the arbitration provisions contained in Section 2.2. All actions, proceedings, claims, counterclaims or cross-complaints in any action or other proceeding brought by any party hereto against any other party or parties hereto with respect to any matter arising out of, or in any way connected with or related to, this Agreement or any portion thereof, whether based upon contractual, statutory, tortious or other theories of liability arising out of or relating to this Agreement, will be heard and determined in any federal court sitting in Boston, Massachusetts or Chicago, Illinois, unless there is no federal court jurisdiction, in which case the action or proceeding will be heard and determined in any state court sitting in Middlesex County, Massachusetts or Cook County, Illinois, and the parties hereto hereby irrevocably submit to the jurisdiction of such courts in any such action or proceeding, IRREVOCABLY AGREE THAT ANY SUCH COURT IS A PROPER VENUE FOR ANY SUCH ACTION, and irrevocably waive the defense of an inconvenient forum. Each party irrevocably consents to the service of any and all process in any such action or proceeding by the mailing of copies of such process to such party at its address specified in Section 8.2. Nothing in this Section 8.7 will affect the right of any party hereto to serve legal process in any other manner permitted by law. The consents to jurisdiction set forth in this Section 8.7 will not constitute general consents to service of process in the Commonwealth of Massachusetts or the State of Illinois and will have no effect for any purpose except as provided in this Section 8.7 and will not be deemed to confer rights on any Person other than the parties hereto.

Section 8.8 Waiver. Any party to this Agreement may (a) extend the time for the performance of any of the obligations or other acts of any other party, (b) waive any inaccuracies in the representations and warranties of another party contained herein or in any document delivered by another party pursuant hereto or (c) waive compliance with any of the agreements or conditions of another party contained herein. Any such extension or waiver will be valid only if set forth in an instrument in writing signed by the party to be bound thereby. Any waiver of any term or condition will not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition, of this Agreement. The failure of any party to assert any of its rights hereunder will not constitute a waiver of any of such rights.

Section 8.9 Interpretation. When a reference is made in this Agreement to an Article, Section, Schedule or Exhibit, such reference is to an Article, Section, Schedule or Exhibit of this Agreement, unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes,” “including” or similar expressions are used in this Agreement, they will be understood be followed by the words “without limitation.” Words (including defined terms) in the singular will be held to include the plural and vice versa, and words of one gender will be held to include the other genders as the context requires. In the event of an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties and no presumption or burden of proof will arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

Section 8.10 Certain Definitions. For purposes of this Agreement:

(a)     “Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person;

(b)     “Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by law to be closed in the Cities of Boston or Chicago;

(c)     “Government Authority” means any federal, state, local or foreign government, court or legislative, executive or regulatory authority or agency;

(d)     “Knowledge of Sellers” means only the actual knowledge of Shareholder or John Trimberger acquired (i) in the performance of their duties in the ordinary course of business or (ii) with respect to the subject matter of the representations and warranties set forth on Schedule 8.10(d) of the Schedule Letter, in the course of consultations with the individuals set forth opposite such representation and warranty;

(e)     “Ordinary Course of Business” means Sellers’ ordinary course of business, consistent with past practice; and

(f)     “Person” means any individual, trustee, firm, corporation, partnership, limited liability company, trust, joint venture, bank, Government Authority, trust or other organization or entity.

Section 8.11 Severability. If any provision of this Agreement is, for any reason, declared or held to be unreasonable, unlawful, unenforceable or otherwise invalid in any respect, such provision will be deemed modified to the extent necessary to make it enforceable, and in no event will such declaration or holding affect the validity of any other provision of this Agreement, all of which provisions will continue in effect in accordance with their terms.

Section 8.12 Counterparts; Delivery by Facsimile. This Agreement may be executed in one or more counterparts, all of which will be considered one and the same agreement, , and will become effective when one or more such counterparts have been signed by each of the parties and delivered to the other parties. Executed signature pages delivered by facsimile will be treated in all respects as original signatures.

_________________

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first above written.

STEPHEN FOSSLER COMPANY, INC	EMBOSSED LABEL PRESS, INC.

By: __/s/ John Trimberger____________	By: __/s/ John Trimberger____________
Name:__John Trimberger_______________	Name:__John Trimberger______________
Title:__President_____________________	Title:__President_____________________

STEPHEN FOSSLER SPECIAL MARKETS COMPANY, INC	STEPHEN G. FOSSLER

By:__/s/ John Trimberger____________	_______/s/ Stephen G. Fossler_______
Name:__John Trimberger_______________
Title:__President_____________________

FOSSLER SALE!SIGNS, INC	NEW ENGLAND BUSINESS SERVICE, INC.

By: __/s/ John Trimberger____________	By: __/s/ Daniel M. Junius___________
Name:__John Trimberger_______________	Name: __Daniel M. Junius______________
Title: __President_____________________	Title: __Executive Vice President, Chief__
__Financial Officer

STEPHEN FOSSLER COMPANY
/s/ __Daniel M. Junius____________
Name: __Daniel M. Junius______________
Title: __Treasurer____________________